COURT INNOVATIONS INCORPORATED
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 93,773	$ 45,617
Accounts Receivable	87,343	64,971
Prepaid Expenses	3,230	549
Total Current Assets	184,346	111,137
Fixed Assets:		
Furniture and Equipment	18,211	2,773
Accumulated Depreciation	(4,315)	(554)
Net Fixed Assets:	13,896	2,219
Other Assets:		
Trademark	4,159	-
Accumulated Amortization	(139)	-
Net Trademark:	4,020	-
TOTAL ASSETS	202,262	113,356
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$ 7,680	$ 1,678
Credit Card Payable	129	-
Federal & State Income Tax Payable	8,414	5,028
Officer Loan	-	1,000
Payoll Liabilities	15,541	23,962
Total Current Liabilities	31,764	31,668
Deferred Income Taxes	26,954	12,857
Total Liabilities	58,718	44,525
Equity		
Common Stock	-	-
Retained Earnings	143,544	68,831
Total Equity	143,544	68,831
TOTAL LIABILITIES AND EQUITY	202,262	113,356

See Accompanying Notes and Independent Accountant's Review Report.

NOTE 1 - BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Court Innovations Incorporated (the "Company") was incorporated under the laws of the State of Delaware on January 27, 2014. The Company designs and develops software for the use by courthouses and other government entities.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company maintains its financial records on an accrual basis, reflecting revenues when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, and such differences could be material to the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash in bank deposit accounts, which at times may exceed federally insured limits. The Company believes it is not exposed to any significant concentration of credit risk on cash and cash equivalents.

Trade Account Receivable

The Company does not perform ongoing credit evaluations nor require collateral as its customers are government entities.

Property and Equipment

Property and equipment are recorded at cost, including improvements that substantially add to the productive capacity or extend the useful life of the related asset, less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon disposition or retirement and any resulting gain or loss included in income.

Depreciation is calculated using the accelerated methods over the estimated useful lives of the assets as follows:

Description	Estimated Useful Lives
Furniture and equipment	5-7 years

Depreciation expense was $3,761 and $554 in 2015 and 2014, respectively.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Software Development Costs

Software development costs are expensed and billed for reimbursement from the University of Michigan Grant. This grant out of the U of M Provost Office's Third Century Fund has been the Company's main funding source. Total development costs were $539,001 for 2015 and $121,846 for 2014.

Intangible Assets

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives ranging from three to fifteen years.

Revenue Recognition

The Company's revenue is derived primarily from the University of Michigan Grant and software licensing and services provided to court customers (starting in July 2015). Arrangements with court customers are accounted for as license and service contracts, with revenue recognized in the period in which the services are provided. Upfront setup fees are recognized in the month the setup occurred and advance payment received from customers deferred and recognized as revenue when services are provided.

Royalties Expense

The Company pays $5,000 annual license fee to the University of Michigan. The annual fee is accrued on June 30 of the first year after the first commercial sale and shall continue for four additional annual payments. The first annual license payment was scheduled on June 30, 2016.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities represent the future income tax effect of temporary differences between book and tax bases of assets and liabilities assuming they will be realized and settled in amounts reported in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from uncertain tax positions when it is more likely than not that the position will be sustained on examination by taxing authorities, including resolution of any related appeals or litigation processes. The related tax benefit is measured as the largest amount that is cumulatively more than 50% likely to be realized upon ultimate settlement.

Interest and penalties related to uncertain tax positions are included in income tax expense on the statement of income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The potential recognition and disclosure impact of subsequent events was evaluated through November 18, 2016, which is the date the financial statements were available to be issued.

NOTE 2 -- INTANGIBLE ASSETS

A summary of the Company's intangible assets with finite lives is presented below:

	As of December 31, 2015		
	Gross Amount	Accumulated Amortization	Net Amount
Trademarks	$ 4,159	$ 139	$ 4,020
	$ 4,159	$ 139	$ 4,020

Intangibles amortization expense was $139 in 2015 and -0- in 2014.

NOTE 3 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 4,400 shares of common stock with $.001 per share per value. 4010 shares were issued in 2014, including 330 shares issued to The University of Michigan as part of the licensing agreement disclosed in Note 1.

NOTE 4 – OPERATING LEASES

The Company subleases office space. The sublease is for a 3 year term that ends April 1, 2019. The rent is $3000 per month, all inclusive (utilities, taxes, cleaning services, coffee room supplies, and existing office furnishings).

If both parties agree on early termination, the party requesting termination will owe two month's rent ($6,000) as compensation or early termination.

NOTE 5 – EMPLOYEE INCENTIVE PLAN

The Court Innovations Incorporated 2014 and 2015 Stock Option and Restricted Stock Plans (the "Plans") permit the Company to grant to employees, outside directors and consultants stock options or restricted stock. A maximum of 390 shares of common stock are reserved to be granted under the Plans.

The Company has issued stock options to employees under the Plans. The options are subject to forfeiture until vested. The options may be exercised with respect to the first 25% of the shares subject to the options when the employee completes 12 months of continuous service beginning with the vesting commencement date that coincides with initial employment date. The options may be exercised with respect to an additional $1/48^{th}$ of the shares subject to options when the employee completes each month of continuous service thereafter. Shares issued under the Plans, are subject to forfeiture conditions, rights of repurchase rights of first refusal, and other transfer restrictions.

The activity under the Plans is as follows:

	Shares	Ave. grant date fair value per Share
Year ended December 31, 2014		
Granted	40	0.001
Vested/Exercised	0	
Cancelled	0	
Year ended December 31, 2015		
Granted	61	100
Vested	0	
Cancelled	0	

NOTE 6 – INCOME TAXES

Components of the provision for income tax expense consist of:

	2015	2014
Current		
Federal	$ 9,818	$ 5,028
State	3,556	0
Total current income taxes	13,374	5,028
Deferred		
Federal	11,454	12,857
State	2,643	0
Total deferred income taxes	14,097	12,857
Total income expense	$ 27,471	$ 17,885